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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              JLM Industries, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   46621D 10 3
                          -----------------------------
                                 (CUSIP Number)

                  Philip Sassower                      Copies to:
               135 East 57th Street             Jonathan J. Russo, Esq.
                    12th Floor                   Baer Marks & Upham LLP
             New York, New York 10022               805 Third Avenue
                  (212) 759-1909                New York, New York 10022
                                                     (212) 702-5700


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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                September 7, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages
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CUSIP No. 46621D 10 3                          Page 2 of 6 Pages
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================================================================================
    1.     NAME OF REPORTING PERSONS:

                   Philip S. Sassower
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    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                         (b) |_|
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    3.     SEC USE ONLY

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    4.     SOURCE OF FUNDS

                   OO
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    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|
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    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                   United States
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                          7.   SOLE VOTING POWER
       NUMBER OF
        SHARES                                       336,048 shares
     BENEFICIALLY     ----------------------------------------------------------
    OWNED BY EACH         8.   SHARED VOTING POWER
      REPORTING
     PERSON WITH                                     0
                      ----------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER

                                                     336,048 shares
                      ----------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER

                                                     0
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   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   336,048 shares
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   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |_|
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   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   3.7%
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   14.     TYPE OF REPORTING PERSON

                                   IN
================================================================================
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CUSIP No. 46621D 10 3                          Page 3 of 6 Pages
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================================================================================
    1.     NAME OF REPORTING PERSONS:    Phoenix Enterprises LLC

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
           13-3882135
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    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                         (b) |_|
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    3.     SEC USE ONLY

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    4.     SOURCE OF FUNDS

                   OO
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    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|
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    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                   New York
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                          7.   SOLE VOTING POWER
       NUMBER OF
        SHARES                                       331,048 shares
     BENEFICIALLY     ----------------------------------------------------------
    OWNED BY EACH         8.   SHARED VOTING POWER
      REPORTING
     PERSON WITH                                     0
                      ----------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER

                                                     331,048 shares
                      ----------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           331,048 shares
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    |_|
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.6%
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON

                           OO
================================================================================
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CUSIP No. 46621D 10 3                          Page 4 of 6 Pages
----------------------------                   ---------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to the Statement on Schedule 13D (the "Statement"), filed with the Securities and Exchange Commission on July 9, 2001, relates to shares of common stock, $.01 par value (the "Common Stock"), of JLM Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 3675 Hidden River Parkway, Tampa, FL 33637.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Statement is hereby amended to read as follows:

         (a) This Statement is filed by Mr. Philip S. Sassower ("Mr. Sassower") and Phoenix Enterprises LLC, a New York limited liability company ("Phoenix", and together with Mr. Sassower, the "Reporting Persons"). Mr. Sassower is the Chief Executive Officer and managing member of Phoenix.

         (b) Mr. Sassower's business address is 135 East 57th Street, 12th Floor, New York, New York, 10022. Phoenix's principal office and business address is 135 East 57th Street, 12th Floor, New York, NY 10022.

         (c) The present principal occupation or employment of Mr. Sassower is a private investor. The principal business of Phoenix is assisting in restructuring and providing long-term capital to business enterprises.

         (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Sassower is a United States citizen. Phoenix is a New York limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Statement is hereby amended to read as follows:

         As of the date of this filing, the Reporting Persons have not used any funds with respect to the shares of Common Stock beneficially owned by them. Phoenix acquired warrants to purchase an aggregate of 555,000 shares of Common Stock in connection with its engagement as a consultant to the Company and its standby commitment to purchase securities of the Company. Mr. Sassower received options to purchase 5,000 shares of Common Stock upon his appointment as a director of the Company (see Item 4). On September 7, 2001, Phoenix exercised warrants to purchase an aggregate of 555,000 shares of Common Stock on a cashless exercise basis. Of the warrants to purchase 555,000 shares, 355,000 were exercised at a price of $1.15 per share, yielding 223,306 shares, and 200,000 were exercised at a price of $1.43 per share, yielding 107,742 shares. Phoenix acquired an aggregate of 331,048 shares of Common Stock as a result of the cashless exercise of the warrants.
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CUSIP No. 46621D 10 3                          Page 5 of 6 Pages
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ITEM 4.  PURPOSE OF TRANSACTION

         The information contained in Item 4 of the Statement remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Sassower is the beneficial owner of 336,048 shares of Common Stock, which constitutes approximately 3.7% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mr. Sassower includes 331,048 shares of Common Stock held of record by Phoenix and options to purchase 5,000 shares of Common Stock held by Mr. Sassower. Phoenix is the record owner of 331,048 shares of Common Stock, which constitutes approximately 3.6% of the issued and outstanding shares of Common Stock as of the date hereof.

         (b) As Chief Executive Officer and managing member of Phoenix, Mr. Sassower has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock held of record by Phoenix. Until the stock options held by Mr. Sassower are exercised, Mr. Sassower does not have any right to vote or dispose of any of the shares of Common Stock that may be issued upon exercise of such options.

         (c) The information with respect to the exercise of the warrants, as set forth in Item 3, is hereby incorporated by reference.

         (d) Not applicable.

         (e) On September 7, 2001, the Reporting Persons ceased to be beneficial owners of more than five percent of the issued and outstanding Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information contained in Item 6 of the Statement remains unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The exhibits listed in Item 7 and filed with the Statement remain unchanged.
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CUSIP No. 46621D 10 3                          Page 6 of 6 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Philip S. Sassower
                                               ---------------------------------
                                               Philip S. Sassower


                                               PHOENIX ENTERPRISES LLC


                                               By: /s/ Philip S. Sassower
                                                   -----------------------------
                                                   Philip S. Sassower
                                                   Chief Executive Officer

Dated: September 24, 2001